SAMSON OIL & GAS LIMITED PROVIDES OPERATIONAL ADVICE

Denver 1700 hours October 27th, 2008, Perth 0800 hours October 28th, 2008

Leonard #1-23 H (16.67% before payout, 25% after payout) Bluell objective

Samson Oil & Gas Limited (AMEX: SSN /ASX: SSN) announced today that the Leonard #1-23H well had reached a depth of 10,137 feet, penetrating the Bluell Formation objective and was logged. The evaluation of these logs suggested that there was insufficient porosity developed in the objective to justify drilling a horizontal lateral.

Leonard #1-23H (10% working interest) Bakken objective

Following the evaluation of the Bluell Formation detailed above, the joint venture elected to deepen the well and drill a horizontal lateral into the middle Bakken Formation, which has been proven to be productive in the region. In order to keep within its drilling budget for the well, Samson elected to reduce its working interest to 10% in the deepening to the Bakken Formation in this well, whilst maintaining its 37.5% equity interest in the Bakken Formation for the balance of the acreage.

Samson has therefore been able to achieve an evaluation of the Bakken Formation in this well bore at a modest exposure whilst retaining significant equity in the balance of the acreage, which could be developed if this initial Bakken well is successful.

The Bakken Formation is expected to be stimulated using state of the art technology, which will include external casing packers such that the well is stimulated along its entire horizontal length. This completion design is expected to enhance the production performance of the new well.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR Managing Director
Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd.., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.